SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 26, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Results 4Q08

Living without borders

February 27th, 2008

Main phases of TIM Brasil's Re-launch Plan

2008 1st half	2008 2nd half – 2009 1st quarter	2009 2nd quarter – 2009 2nd half	
Difficulty	**Phase 0: Restructuring**	**Current Position**	**Phase 1: Re-Launch Plan**
✓ Volume driven strategy ✓ Falling ARPM ✓ Rising bad debt ✓ Offering strategy is lacking	✓ New management team ✓ Strict financial discipline ✓ Launch of Fixed-Mobile substitution offer	✓ Loss of Top of Mind/Preference ✓ Drop in volume share and value ✓ Issue in post-paid segment	✓ Brand repositioning ✓ New portfolio of offerings ✓ Converging approach
Lower Profitability	**Defend % EBITDA**	**Loss of Revenue Share**	**Growth in Value**

Agenda


Difficulty
Phase 0: Restructuring
Current Position
Phase 1: Re-Launch Plan

Claudio Zezza

Luca Luciani

4Q08 / 2008 Achievements

..Lights..

- ✓ **EBITDA margin 4Q08 at 26.2% and 22.2% FY 2008:** meeting company's guidance
  - **ARPM increase** to R$0.35 (R$/min) in 4Q08
  - **Bad debt 4Q08 at 4.1% of net service revenues:** Discipline and stricter credit control (meeting expected FY ~6%)
  - **SAC reduction:** selectivity and efficiency on acquisition
- ✓ **Slowdown of ARPU erosion in 4Q08:** R$29.9 in 4Q08 vs. R$29.7 in 3Q
- ✓ **VAS: +25.5% 4Q08 YoY,** reaching 11% of gross service revenues

…shadows..

- ✓ **Drop in market share** (below guidance ~26%)
  - 24.2% of market share in 2008 vs. 25.8% in 2007
- ✓ **Net service revenue FY08 at 5.1% growth,** below expectations (guidance >7%):
- ✓ **Lower Postpaid customer base** (-200K lines YoY)
  - Low incidence of post-paid on total gross adds in 4Q08 (13%)
  - High churn of post-paid (10% in 4Q08)
  - Mix post-paid at 18.1% 4Q08 (vs. 21.7% in 4Q07)
- ✓ **MOU reduction in 4Q08** (-19% YoY) as consequence of lower push on promotions

Rigorous Financial Discipline

EBITDA %: Meeting the company guidance


R$ Million
890
800
928
4Q07
3Q08
4Q08
Δ YoY
4.2%
Δ QoQ
16.0%
Margin
26.4%
23.8%
26.2%

ARPM Increase


R$ Cent.
0.32
0.29
0.35
4Q07
3Q08
4Q08
Δ YoY
7.2%
Δ QoQ
18.0%

SAC Control


R$
110
110
96
4Q07
3Q08
4Q08
Δ YoY
-12%
Δ QoQ
-13%
SAC / ARPU
3.2x
3.7x
3.2x

Bad Debt Control


R$ Million
98
143
131
4Q07
3Q08
4Q08
FY 08
Δ YoY
33.5%
Δ QoQ
-8.9%
% Serv. revenues
3.2%
4.7%
4.1%
6.2%

Solid KPI's

Slowdown of ARPU erosion


R$
34.5
29.7
29.9
4Q07
3Q08
4Q08
Δ YoY
-13.1%
Δ QoQ
+1.0%

VAS (success in innovative services)


% of gross service revenue
R$ Million
9.0%
9.7%
10.8%
375.4
402.9
471.3
4Q07
3Q08
4Q08
Δ YoY
25.5%
Δ QoQ
17.0%

TIM FIXO* (fresh market)


Million accesses
+25%
~0.01
~0.16
~0.20
2007
1H08
2008

* Including TIM Casa Flex

TIM WEB (boosting VAS)


Million accesses
+70%
~0.2
~0.3
~0.5
2007
1H08
2008

Customer Base Profile

TIM: Market Share Erosion


Million lines
Mobile Market
121.0
125.8
133.2
140.8
150.6
+24.5%
Δ YoY
TIM
31.3
32.5
33.8
35.2
36.4
+16.5%
Δ YoY
4Q07
1Q08
2Q08
3Q08
4Q08

	4Q07	1Q08	2Q08	3Q08	4Q08
TIM Market share	25.8	25.9	25.4	25.0	24.2
TIM Incr. share	25.5	26.5	17.4	18.3	12.1

TIM: more pre-paid Customer Base


Million lines
31.3
32.5
33.8
35.2
36.4
24.5
25.8
27.0
28.4
29.8
+22%
Δ YoY
6.8
6.8
6.8
6.8
6.6
-3%
Δ YoY
4Q07
1Q08
2Q08
3Q08
4Q08
Post-paid
Pre-paid

	4Q07	1Q08	2Q08	3Q08	4Q08
% Pos / Total	21.7	20.8	20.2	19.4	18.1

TIM erosion in market share:
- ✓ Market continues to grow at a very strong pace (+24.5% in lines)
- ✓ TIM reduce its market share to 24.2%
- ✓ Incremental market share down to 12.1% in 4Q08

Mix change towards pre-paid (volume):
- ✓ TIM Customer Base grew-up to 36.4 Mln lines mainly on pre-paid (+22%)
- ✓ Post-paid lines down to 6.6 Mln (-200K lines YoY), representing 18.1% of total Customer Base

Revenue Performance

Net Revenue


R$ Million
YoY %
3,376
2,993
3,186
3,358
3,544
3,100
2,838
2,971
3,066
3,223
+4.0%
276
155
215
292
321
+16.5%
4Q07
1Q08
2Q08
3Q08
4Q08
Δ YoY
+5,3%
+4,1%
+6,1%
+5,0%
Net Service Revenue
Net Handsets Revenue

TIM Service Revenue Share


29.6%
27.5%
27.3%
4Q07
3Q08
4Q08*

* Includes net service revenue from Vivo, Claro, TIM, Telemig, Amazônia, Oi and Brt

✓ **Revenue Growth at 5.1% on a FY basis (below guidance >7%) due to:**

- **lower than expected post-paid growth** (post-paid Gross Adds at only 13% of Total in 4Q08)
- **high churn on post-paid** (10% in 4Q08)
- **MOU reduction in 4Q08** as consequence of lower push on promotions

Revenues KPI evolution

ARPU


R$
29.9
29.7
4Q08
FY08
Δ YoY
-13%
-13%

MOU


R$
86
95
Incoming
25
26
Outgoing
62
70
4Q08
FY08
Δ YoY:
Total
-19%
-1%
Incoming
-18%
-21%
Outgoing
-19%
+9%

ARPM


R$
0.35
0.31
4Q08
FY08
Δ YoY
+7%
-13%

✓ **The 2008 objective was:**

- **Price increase and to contain the ARPU dilution**
- **Greater discipline towards the pre-paid promotions that resulted in pre-paid ARPU increase**
- **Total ARPU performance mirrors the mix deteoration**

EBITDA YoY performance


R$ Million
890.4
123.0
45.6
(61.4)
11.8
(65.9)
(32.7)
16.7
927.6
• Increase due to higher commercial activities, advertising exp. and commissions
Higher handset sale volume (+14% YoY)
Largely impacted by strong credit collection effort in 4Q07
EBITDA 4Q07
Service Revenue
Handsets Revenue
Selling Expenses
Network Expenses
COGS
Bad Debt
*Other Expenses
EBITDA 4Q08

	Service Revenue	Handsets Revenue	Selling Expenses	Network Expenses	COGS	Bad Debt	*Other Expenses
Change % YoY	+4.0%	+16.5%	+9.5%	-1.1%	+17.6%	+33.5%	-5.5%

EBITDA Margin 26.4% → 26.2%

* Other Expenses include: G&A, Personnel and Net Other Operating Expenses/Revenues

From EBITDA to bottom line – 4Q08


R$ Million
EBITDA 4Q08
Depreciation Amortization
EBIT
Net Financial Expenses
Taxes and Others
Net Income
927.6
(622.2)
305.4
(141.4)
135.6
299.6
Growth fueled by higher cost of debt and 3G NPV
Tax loss carry forward R$160.2Mn
Change YoY
+4.2%
+3.3%
+5.9%
+153.0%
n.m.
+65.8%

Net financial position and FCF – 4Q08

Net Debt

R$ Million


3Q08
OpFCF
Non OpFCF
4Q08
Positive Net Cash Flow
+1,072
(2,743)
1,229
(157)
(1,670)

3Q07 and 4Q07 figures	(1,788)	928	(92)	(952)

Operating Free Cash Flow

R$ Million


928
1,084
(782)
1,229
EBITDA
ΔWkC
Capex
OpFCF

4Q07 figures	890	1,044	(1,007)	928

Gross Debt	R$ 3.2 billion (of which 60% long term) ~28% of total debt is denominated in foreign currency (fully hedged)
Average annual cost	12.1% in 2008 vs. 11.4% in 2007 (13.2% in 4Q08 vs. 10.9% in 4Q07)
Debt ratio	0.58x - Net debt over 2008 EBITDA

Paving a sustainable growth

TIM became part of Bovespa' s Corporate Sustainability Index (ISE)

ISE
Índice de
Sustentabilidade Empresarial

✓On December 1st of 2008, TIM became part of the new portfolio of Bovespa's Corporate Sustainability Index (ISE)

✓ ISE is composed by 30 companies out of 394 traded at Bovespa, comprising only the companies with a strong commitment to sustainability and social responsibility

✓ ISE is based on the international concept of the Triple Bottom Line (TBL), which makes an integrated assessment of companies' social, environmental and financial elements

✓ Underlining TIM's commitment on a constant relationship improvement among all its stakeholders and strengthening its environmental indicators performance

✓ Recognized as one of the national companies more committed to management transparency and which contributes to the development of a fair social system, environmentally balanced and economically prosperous

Agenda


Difficulty
Phase 0: Restructuring
Current Position
Phase 1: Re-launch Plan

Claudio Zezza	Luca Luciani

A Large and Competitive Market

✓ **Double-digit market growth**


Customer Base
Million lines
25%
121
151
2007
2008
Penetration
64%
78%


Service Revenue
Billion R$
14%
38
44
2007
2008

✓ **Churn market...**


Gross Adds
Million lines
35%
56
75
2007
2008


Churn
Million lines
32%
35
46
2007
2008
Churn
32%
34%

✓ **... suffering strong competitive pressure**


TIM
R$, R$/min
0.36
0.31
-13%
34.4
29.7
-13%
2007
2008
Player 1
R$, R$/min
0.39
0.34
-15%
30.3
29.6
-3%
2007
2008
Player 2
R$, R$/min
ARPU
ARPM
0.35
0.27
-23%
27.3
25.5
-7%
2007
2008

Competition increases with Mobile Number Portability in 2009:
17% of population covered in Sep-08 → 100% by Mar-09

Loss of TIM Brasil's competitiveness

✓ Top of Mind and Preference

Top of Mind


Oct-08
26%
27%
20%
18%
TIM
Player 2
Player 3
Player 4

Preference


Oct-08
22%
25%
21%
21%
TIM
Player 2
Player 3
Player 4

✓ Market Share

(value and volume)

Revenue Share


% *
29.4%
29.6%
27.7%
2006
2007
2008

Market share


%
25.4%
25.8%
24.2%
2006
2007
2008

✓ High-Value Base (Post-paid)

- ✓ Churn: 10% in 4Q08
- ✓ Gross Adds: 13% post-paid/total in 4Q08

% Post-paid/Base


21.3%
21.7%
18.1%
2006
2007
2008

% Post-paid/Base


20.8%
20.2%
19.4%
18.1%
1Q08
2Q08
3Q08
4Q08

✓ Mobile Number Portability

- ✓ Increasing competitive pressure in 2009

MNP


%, Sept-Dec 2008
11%
46%
IN
OUT

Source: Synovate Image Survey Sept-Oct 08

* Includes net service revenue from Vivo, Claro, TIM, Telemig, Amazônia, Oi and Brt

TIM Brasil's strong fundamentals

1. **Network: leadership in coverage and quality**
   - **voice** (coverage and quality)
   - **data** (Edge/ 3G)
2. **High-Value Customer Base** (ARPU ~30R$) **with proven innovation attitude** (VAS 10.8% Gross Service Revenue in 4Q08)
3. **Unique "Pure Mobile" convergence offering**
   - **TIM Web: strong growth** (+2.5x of base YoY)
   - **TIM Fixo: high satisfaction** among early adopters

Operating as a "Pure Mobile" company, with solid fundamentals… … in line with our DNA

Network: leadership in voice and data coverage

Voice	Data

Voice

- ✓ **Population covered by GSM***


TIM
93%
Player 2
90%
Player 3
88%
Player 4
88%

"Right on spot"

- ✓ **Recovery of Service Quality**

Congestion % cells with Grade of Service > 2%


10
8
6
4
2
0
Jan Feb March April May June July Aug Sept Oct Nov Dec Jan W1 Jan W2

Data

- ✓ **Largest data network** = Edge / UMTS
- ✓ **3G Data Only** → high quality
- ✓ **Native 3.5G** (HSDPA) → high performance
- ✓ 59% of **high-value customer base covered** by 3G (Jan-09) → 78% by Dec-09

* Urban population covered (Jan-09)

High-Value Customer Base with proven innovation attitude

ARPU


Monthly ARPU, R$
34.5
29.5
29.8
29.7
29.9
4Q07
1Q08
2Q08
3Q08
4Q08

VAS/ Gross Service Revenue


% Gross Service Revenue
9.0%
8.4%
9.8%
9.7%
10.8%
4Q07
1Q08
2Q08
3Q08
4Q08

Data Revenue Growth


4Q07 vs. 4Q08
SMS/ MMS
4%
VAS-i
38%

Reversal of ARPU dilution

Increase in VAS...

... with push in data and content

Agenda


Difficulty
Phase 0:
Restructuring
Current
Position
Phase 1: Re-launch
Plan

Claudio Zezza

Luca Luciani

Three markets, one approach: "Pure Mobile"

Attractiveness


Net revenue, Billion R$
96
112
BB
Mobile
Fixed
Fixed
Mobile
1
8
43
44
5
11
46
50
~50%
~10%
~2%
~5%
2008
2011

Main Dynamics

- ✓ Fresh market
- ✓ F-M substitution
- ✓ Churn market

Key Success Factors

"Innovation"
- ✓Mbps
- ✓Always on

"Convenience"
- ✓Value for money
- ✓Ready to go

"Positioning"
- ✓Brand
- ✓Segmentation

To become the #1 alternative among High-Value Customers

① Brand: repositioning

Voice Share


TV - GRP
TIM
Leader
40.5%
34.2%
32.6%
22.6%
20.1%
20.4%
2006
2007
2008*

Communication Investment Share


% Total Investments
Delta p.p.
TIM
Leader
29.5%
32.3%
30.7%
5.9
13.2
13.3
23.6%
19.1%
17.4%
2006
2007
2008*

Volume/ Value Positioning


+
Brand Strength
TIM
-
Brand Standing
+

- ✓ Voice Share → + ~70% ATL
- ✓ Product (corporate support)
- ✓ Coherence and recognition

* January-November 2008
Source: Ibope Monitor/GRP, Synovate Image Survey Sept/Oct 08

② Offering portfolio: distinctiveness


TV
Web
Fixed
Mobile
Convergence
Mobile
Fixed
Internet
Convergence
Quick wins
New offer portfolio
✓ Customer loyalty
✓ Push Post-paid Gross Adds
Consumer:
✓Social-demographic segmentation
✓Innovative tariff schemes (less promotion)
✓Integration with devices and VAS
Business:
✓Segmented convergent offering for:
• SOHO
• SME
• LA
✓From F-M substitution to multiple play
✓Segmented approach
✓"Custom" offer
Jan
March
May
...

③ Caring: selectivity

Customer Care: Key Points

Current caring model (ex: Consumer)


POST-PAID
PRE-PAID
+
Customer Value
-
TIM
Outsourcer
Premium
A
High value
B
Post-low
C-E
F/New
Outsourcer

- ✓ **New management model based on access/ value**
- ✓ **Strict regulations increase structural costs (and keeps service leverage flat)**

Actions:

- ✓ **Quick wins in High Value: personal agent**
- ✓ **Service differentiation**
- ✓ **Specialization of call centers**
- ✓ **Multi-channel vs. Human Touch**
- ✓ **MNP Management**
- ✓ **Customer loyalty and development of existing clients (CRM)**

④ Sales Force: leveraged footprint and higher productivity

Points of Sale (PoS)



000 PoS, Dec 2008
Own Businesses*
Dealers
GDO
9.4
8.5
9.0
7.1
TIM
Player 2
Player 3
Player 4

PoS Productivity by Region



Value channel, Gross Adds/PoS/month
300
200
100
0
Average
R1
R2
R3
R4
R5
R6
R7
R8
Variance and Metric



Customer Value
Own Businesses
Ponto TIM
Dealers
GDO
Alternative
Volume
Service
Pro-activity
Education/ caring
Dedicated Time

- ✓ Larger footprint vs. competitors
- ✓ Push convergence offerings
- ✓ Product/offering needs (store traffic)
- ✓ Differentiation (multi-channel)
- ✓ Control (productivity)

* Including Ponto TIM

⑤ Network: quality and efficiency…

2G Quality

- ✓ Higher 2G quality
- ✓ Higher capacity (load)

Efficient Cost Structure


Rationalization of costs and contract renegotiations (leased lines, energy, ...)
Choices make vs. buy
Rationalization of investments (right-engineering vs. over-engineering)
New transportation model

3G Roll-out

- ✓ 3G for data transmission
- ✓ Value driven coverage: ~80% of value base in 2009

"Right on spot"

- ✓ Investment in 2G quality
- ✓ Network cost efficiency to support aggressive 3G roll-out

⑤ …less buy, more make in transmission


San Paolo-SNE
BACKBONE IP NGN
ISP
TISparkle
Telefonica
Embratel
METRO
ISP
PEERING
INTERNET
TISparkle
BACKHAULING
TIM RIO
Numero fisso sulla Home Zone
Mobile/wireless Broadband
Numero fisso e mobile sulla stessa SIM
card con Home Zone sul numero fisso.

Network Costs

Million R$


21%
15%
30%
Leased
Lines
2007
2008

✓ **Logic considers transmission network:**

- **Make, not buy**
- **Partnerships**

⑥ Organization and team: new, marketing-driven and rapid…

1. Marketing driven
   - ✓End-to-end
   - ✓Presence at client
2. Lean
   - ✓Staff simplification (from 12 to 7)
   - ✓Fewer levels (no GD, no regional coordination)
   - ✓Efficiency
3. Plug and Play
4. Change management and motivation
   - ✓State of the art
   - ✓Young (average age: 42 years)


Reporting to CEO: 11
CEO
Marketing
Operations
Technology
End-to-end Revenue
National Presence
Efficient Performance

⑥ ...with a new customer-oriented sales structure

Sales Structure: 2nd half 2008


#
Number of regional operations
CEO
GM
COO
Business
Consumer
Regional Coord.
Regions
7
Business
Consumer

- ✓ 5 levels between CEO and regional channels
- ✓ Sales structure for each region

Sales Structure: January 2009


#
Number of regional operations
CEO
COO
Top clients
Business
Consumer
Regions
2
Regions
4
Regions
6

- ✓ 3 levels between CEO and regional channel
- ✓ Sales structure for each client segment

"Think globally, Act locally"

The re-launch phases

	1Q09	2Q09	3Q09	4Q09
Actions	✓ New strategy assessment ✓Organization and Team ✓Advertising: new format ✓Push on existing Offers: • TIM Fixo • TIM Web • Existing post-paid offer	✓New Offering: • Consumer • Corporate • Convergent ✓Push on the points of sale	✓ Network optimization ✓ New Caring Model ✓ Convergence: multiple play strategy	✓Push on Commercial
Results	✓ High Churn: "Clean" our prepaid and postpaid customer base	✓ Post-paid Subscribers: "back on track"	← Back to Revenue Growth →	

Summary …

✓ To capture the excellent **opportunities** in the Brazilian market …

✓ … operating as a **Pure Mobile company**, competing aggressively in the **entire telecommunications market**: mobile, internet and fixed…

✓ … in order to become **the # 1 alternative among high-value customers,** through:

- **Brand**: repositioning
- **Offering Portfolio**: uniqueness
- **Caring**: selectivity
- **Sales Team**: footprint and productivity
- **Network**: quality and efficiency
- **Organization and team**: new, marketing-driven and rapid

… and commitments for 2009

Growth in Value		
	Top of Mind	Strengthening the Position
	Preference	
	ARPU	
	Revenue Growth	Back to double digit in 2H
	Service Revenue Share	Maintain #2
	Operating cash flow (EBITDA – CAPEX)	Positive

"Safe Harbor" Statements

Statements in this presentation, as well as oral statements made by the management of TIM Participações S.A. (the "Company", or "TIM"), that are not historical fact constitute "forward looking statements" that involve factors that could cause the actual results of the Company to differ materially from historical results or from any results expressed or implied by such forward looking statements. The Company cautions users of this presentation not to place undue reliance on forward looking statements, which may be based on assumptions and anticipated events that do not materialize.

Investor Relations

Avenida das Américas, 3434 - Bloco 01
6° andar – Barra da Tijuca
22640-102 Rio de Janeiro, RJ
Phone: +55 21 4009-3742 / 4009-3446 / 4009-4017
Fax: +55 21 4009-3990

Visit our Website

http://www.timpartri.com.br